SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PROSENSA HOLDING N.V.
(Name of Subject Company)

PROSENSA HOLDING N.V.
(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share
(Title of Class of Securities)

N71546100
(CUSIP Number of Class of Securities)

Berndt Modig
Chief Financial Officer
Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands
+31 (0)71 33 22 100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Prosensa”).  The Schedule 14D-9 relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V., each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, for all of the outstanding ordinary shares, nominal value €0.01 per share, of Prosensa at a purchase price of $17.75 per Share, net to the seller in cash, and a contingent value right, payable in up to $4.14 per Share, in cash, based on regulatory approval of drisapersen, the Company’s lead product candidate, in the United States and the European Union, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration time of the Offer was at 6:00 p.m., New York City time, on January 14, 2015 (the “Expiration Time”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph of the section under the heading “(e) Forward-Looking Statements”:

 “(f) Expiration of the Offer; Subsequent Offering Period

At 6:00 p.m., New York City time, on January 14, 2015, the initial offering period for the Offer expired as scheduled.  American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 33,746,104 Shares had been validly tendered (excluding all Shares tendered by Notice of Guaranteed Delivery) and not withdrawn pursuant to the Offer, representing approximately 93.37% of the aggregate number of then issued and outstanding Shares.  In addition, the depositary has advised that, as of the Expiration Time, 933,445 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 2.58% of the aggregate number of then issued and outstanding Shares.  The number of Shares validly tendered (excluding all Shares tendered by Notice of Guaranteed Delivery) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on January 15, 2015, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment of the Offer Consideration for such Shares will be made promptly.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 of the 1934 Act, Purchaser has commenced the Subsequent Offering Period.  The Subsequent Offering Period will expire at 6:00 p.m., New York City time, on January 29, 2015, unless extended.  All Shares properly tendered during the Subsequent Offering Period will be accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $17.75 per Share, net to the seller in cash, and one CVR, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and subject to and in compliance with the requirements of Rule 14d-11(e) under the 1934 Act.  The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSENSA HOLDING N.V.

By:	/s/ Giles Campion
	Name:	Giles Campion
	Title:	Managing Director

By:	/s/ Richard Holslag
	Name:	Richard Holslag
	Title:	Managing Director

Dated: January 15, 2015

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